UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated May 13, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: May 23, 2013

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2013 Results

SHANGHAI, China, May 13, 2013 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the first quarter of 2013.

Highlights

•	Net Revenues Increased 11.7% Year Over Year to $131.9 Million

•	Laboratory Services Net Revenues Grew 12.5% Year Over Year to $97.5 Million

•	China-Based Laboratory Services Net Revenues Increased 15.5% Year Over Year to $74.5 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 3.8% Year Over Year to $23.0 Million

•	Manufacturing Services Net Revenues Grew 9.6% Year Over Year to $34.4 Million

•	GAAP Diluted Earnings Per ADS Grew 7.2% Year Over Year to $0.30

•	Non-GAAP Diluted Earnings Per ADS Increased 7.5% Year Over Year to $0.35

•	Company Reconfirms Full-Year 2013 Guidance

Management Comment

“I am pleased to announce that WuXi began 2013 with a solid first quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We achieved 11.7% year-over-year revenue growth, 7.2% GAAP diluted EPS growth, and 7.5% non-GAAP diluted EPS growth in the quarter, exceeding our previous guidance in all three measures. This result gives us confidence to reconfirm our guidance for full-year 2013.

“WuXi is succeeding on several fronts at once,” Dr. Li continued. “We are achieving double-digit, broad-based revenue growth, while effectively improving operating efficiency and controlling our costs to maintain stable margins. We are investing in capabilities and capacity to sustain strong revenue and earnings growth for years to come. In so doing, WuXi is making progress toward the goal of building an open-access technology platform and integrated services offerings that will enable anyone and any company to discover and develop medicines efficiently and cost-effectively. And we are returning capital to shareholders through share purchases.”

First-Quarter 2013 GAAP Results

First-quarter 2013 net revenues increased 11.7% year over year to $131.9 million. Revenue growth in Laboratory Services of 12.5% was driven by our comprehensive and integrated discovery and development services, primarily in China. Revenue growth of 9.6% in Manufacturing Services was driven by increased demand for clinical-trial materials in our small molecule research manufacturing business and process-chemistry services. We also began biologics manufacturing in the first quarter.

First-quarter 2013 GAAP gross profit increased 13.2% year over year to $47.4 million due to 11.7% revenue growth, improved operating efficiency, and effective cost control. Gross margin increased year over year to 36.0% from 35.5%. Gross margin in Laboratory Services increased year over year to 37.6% from 37.1% mainly due to improved productivity, partially offset by the effects of increasing labor costs in China, appreciation of the RMB versus the U.S. dollar, investments in new businesses, and lower pricing in synthetic chemistry services. Gross margin in Manufacturing Services increased year over year to 31.4% from 31.0%.

First-quarter 2013 GAAP operating income increased 11.4% year over year to $23.0 million due to the 13.2% increase in gross profit, offset by a 14.8% increase in operating expenses, particularly selling and marketing expenses and research and development expenses. Operating margin decreased slightly to 17.4% from 17.5% due to the increase in operating expenses, partially offset by higher gross margin.

First-quarter 2013 GAAP net income increased 3.4% year over year to $21.7 million due to the 11.4% year-over-year increase in operating income, offset by a 39.9% increase in income tax expense primarily due to the increase in taxable income and the one-time benefit of reversal of an uncertain tax provision in the first quarter of 2012.

First-quarter 2013 GAAP diluted earnings per ADS increased 7.2% to $0.30 due to the 3.4% increase in net income and a lower number of outstanding ADSs as a result of the company’s purchase of about 5 million ADSs in 2012. First-quarter 2013 GAAP comprehensive income increased 8.8% year over year to $23.3 million due to the increase in currency translation adjustments and the 3.4% increase in GAAP net income.

First-Quarter 2013 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

First-quarter 2013 non-GAAP gross profit increased 11.6% year over year to $48.5 million, mainly due to the broad-based revenue growth discussed above. Non-GAAP gross margin was flat year-over-year at 36.8%, as the benefits of improved productivity were fully offset by the effects of increasing labor costs in China, appreciation of the RMB versus the U.S. dollar, investments in new businesses, and lower pricing in synthetic chemistry services.

First-quarter 2013 non-GAAP operating income increased 9.8% year over year to $26.7 million, primarily due to the 11.6% increase in non-GAAP gross profit, partially offset by higher operating expenses, particularly selling and marketing expenses and research and development expenses. Operating margin decreased slightly to 20.2% from 20.6% due to this increase in operating expenses.

First-quarter 2013 non-GAAP net income grew 3.7% year over year to $25.4 million due to the 9.8% increase in non-GAAP operating income, offset by higher income tax expense primarily due to the increase in taxable income and the reversal of an uncertain tax provision in the first quarter of 2012.

First-quarter 2013 non-GAAP diluted earnings per ADS grew 7.5% year over year to $0.35 due to the 3.7% increase in net income and a lower number of outstanding ADSs as a result of share buybacks in 2012.

Full-Year 2013 Financial Guidance

The company reconfirms the following full-year 2013 financial guidance:

•	Total net revenues of $565-575 million, or 13-15% year-over-year growth

•	GAAP diluted earnings per ADS of $1.26-$1.30

•	Non-GAAP diluted earnings per ADS of $1.49-$1.53

•	Capital expenditures of about $60 million

The company provides the following new full-year 2013 financial guidance:

•	GAAP and non-GAAP gross margin and operating margin comparable to those in 2012

Second-Quarter 2013 Financial Guidance

The company provides the following second-quarter 2013 financial guidance:

•	Total net revenues of $138-140 million

•	GAAP diluted earnings per ADS of $0.34-$0.35

•	Non-GAAP diluted earnings per ADS of $0.39-$0.40

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	March 31, 2013	December 31, 2012
Assets:
Current assets:
Cash and cash equivalents	104,899	54,133
Restricted cash	2,964	423
Short-term investments	160,754	175,245
Accounts receivable, net	98,790	99,578
Inventories	43,652	47,774
Prepaid expenses and other current assets	27,326	18,807

Total current assets	438,385	395,960

Non-current assets:
Goodwill	32,566	32,561
Property, plant and equipment, net	258,992	264,381
Long-term investments	15,797	14,015
Intangible assets, net	7,595	7,268
Land use rights	5,549	5,564
Deferred tax assets	3,045	3,037
Other non-current assets	15,726	19,749

Total non-current assets	339,270	346,575

Total assets	777,655	742,535

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	62,283	59,089
Accounts payable	20,952	21,808
Accrued expenses	16,937	27,411
Deferred revenue	20,581	17,052
Advanced subsidies	10,798	9,265
Other taxes payable	3,593	1,581
Other current liabilities	20,790	11,215

Total current liabilities	155,934	147,421

Non-current liabilities:
Long-term debt, excluding current portion	5,643	5,697
Advanced subsidies	2,050	2,663
Long-term payables	758	732
Other non-current liabilities	7,659	7,799

Total non-current liabilities	16,110	16,891

Total liabilities	172,044	164,312

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 561,121,002 and 566,540,378 issued and outstanding as of December 31, 2012, and March 31, 2013, respectively)	11,331	11,222
Additional paid-in capital	335,662	331,714
Retained earnings	210,316	188,604
Accumulated other comprehensive income	48,302	46,683

Total equity	605,611	578,223

Total liabilities and equity	777,655	742,535

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2013	2012	% Change
Net revenues:
Laboratory Services	97,481	86,650	12.5%
Manufacturing Services	34,384	31,378	9.6%

Total net revenues	131,865	118,028	11.7%

Cost of revenues:
Laboratory Services	(60,875)	(54,488)	11.7%
Manufacturing Services	(23,584)	(21,649)	8.9%

Total cost of revenues	(84,459)	(76,137)	10.9%

Gross profit:
Laboratory Services	36,606	32,162	13.8%
Manufacturing Services	10,800	9,729	11.0%

Total gross profit	47,406	41,891	13.2%

Operating expenses:
Selling and marketing expenses	(3,931)	(3,279)	19.9%
General and administrative expenses	(18,208)	(16,162)	12.7%
Research and development expenses	(2,270)	(1,813)	25.2%

Total operating expenses	(24,409)	(21,254)	14.8%

Operating income	22,997	20,637	11.4%

Other income (expenses), net:
Equity in earnings of joint ventures	(217)	—	—
Other income (expenses), net	3,057	2,740	11.6%
Interest income (expenses), net	1,594	1,699	(6.2%)

Total other income (expenses), net	4,434	4,439	(0.1%)

Income before income taxes	27,431	25,076	9.4%
Income tax expense	(5,719)	(4,088)	39.9%

Net income	21,712	20,988	3.4%

Other comprehensive income:
Currency translation adjustments	1,620	454	256.8%

Comprehensive income	23,332	21,442	8.8%

Basic net earnings per ADS	0.31	0.29	5.8%
Diluted net earnings per ADS	0.30	0.28	7.2%

Weighted average ADS outstanding—basic	70,368,616	71,978,914	(2.2%)
Weighted average ADS outstanding—diluted	71,915,069	74,543,632	(3.5%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2013	2012	% Change

GAAP gross profit	47,406	41,891	13.2%
GAAP gross margin	36.0%	35.5%
Adjustments:
Share-based compensation	1,038	1,066	(2.6%)
Amortization of acquired intangible assets	98	525	(81.3%)

Non-GAAP gross profit	48,542	43,482	11.6%
Non-GAAP gross margin	36.8%	36.8%

GAAP operating income	22,997	20,637	11.4%
GAAP operating margin	17.4%	17.5%
Adjustments:
Share-based compensation	3,600	3,155	14.1%
Amortization of acquired intangible assets	98	525	(81.3%)

Non-GAAP operating income	26,695	24,317	9.8%
Non-GAAP operating margin	20.2%	20.6%

GAAP net income	21,712	20,988	3.4%
GAAP net margin	16.5%	17.8%
Adjustments:
Share-based compensation	3,600	3,155	14.1%
Amortization of acquired intangible assets	98	525	(81.3%)
Deferred tax impact related to acquired intangible assets	(29)	(195)	(85.1%)

Non-GAAP net income	25,381	24,473	3.7%
Non-GAAP net margin	19.2%	20.7%

Income attributable to holders of ADS (Non-GAAP):
Basic	25,381	24,473	3.7%
Diluted	25,381	24,473	3.7%

Basic earnings per ADS (Non-GAAP)	0.36	0.34	6.1%
Diluted earnings per ADS (Non-GAAP)	0.35	0.33	7.5%

Weighted average ADS outstanding – basic (Non-GAAP)	70,368,616	71,978,914	(2.2%)
Weighted average ADS outstanding – diluted (Non-GAAP)	71,915,069	74,543,632	(3.5%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012	% Change
Net revenues:
China-based Laboratory Services	74,444	64,452	15.5%
China-based Manufacturing Services	34,384	31,378	9.6%

Subtotal	108,828	95,830	13.6%
U.S.-based Laboratory Services	23,037	22,198	3.8%

Total net revenues	131,865	118,028	11.7%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Tuesday, May 14, 2013, to discuss its first-quarter 2013 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	35582613

A telephone replay will be available two hours after the call’s completion at:

United States:	1-855-452-5696
China (Landline):	800-870-0205
China (Mobile):	400-120-0932
Hong Kong:	800-963-117
United Kingdom:	0-808-234-0072
International:	+61-2-8199-0299
Conference ID:	35582613

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our second-quarter and full-year 2013 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property and to compete effectively. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2012. The forward-looking statements in this press release speak only on the date that they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the first-quarter 2012 and 2013 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, the amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the yearend audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com